January 14, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 10, 2021
CIK No. 0001875016

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 3, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.1 to Draft Registration Statement on Form F-1 (the “Form F-1/A”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No.2 to Form F-1

Cover Page

1.	We note your response to prior comment 1. Please disclose on the prospectus cover page that your structure as a holding company with no material operations of your own and your operations conducted through your subsidiaries in the PRC, Taiwan, Hong Kong and Samoa with your headquarters in Taiwan involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have disclosed the above statements prominently on the prospectus cover page of the Revised F-1 and provided a cross-reference to our detailed discussion of risks facing the Company and the offering.

2.	We note your response to prior comment 2. Please revise on the cover page to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully advise the Staff that we have disclosed the above statements prominently on the prospectus cover page of the Revised F-1 and in the prospectus summary.

3.	Provide a description on your prospectus cover page of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: We respectfully advise the Staff that we have disclosed the above statements on the prospectus cover page of the Revised F-1.

4.	Please disclose on your prospectus cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose here and in your risk factors that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also revise to remove reference to the ability to inspect your auditor “without restriction” and “fully.”

Response: We respectfully advise the Staff that we have disclosed the above statements on the prospectus cover page of the Revised F-1 and we also revised the relevant summary on risk factor and risk factor on page 4 and pages 35-36 of the Revised F-1 under the heading “The audit work on our PRC subsidiaries may not be inspected or investigated completely by the PCAOB and our ordinary shares may be prohibited from being traded on a national exchange under the HFCAA if the PCAOB is unable to inspect our auditor for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of being delisted, may materially and adversely affect the value of your investment.”

Summary of Risks Affecting our Company, page 4

5.	Please revise both the Summary of Risk Factors Affecting our Company and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

Response: We respectfully advise the Staff that revisions on the relevant disclosure are made accordingly in the Prospectus Summary and the Risk Factor section of the Revised F-1.

6.	We note your response to prior comment 7. In your summary of risk factors, discuss the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 4 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 14-16 of the Revised F-1 under the heading “The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain any pre-approval or fulfill the filing and reporting obligation from or to the Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval or fulfill the filing and reporting obligation in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and “The Chinese government may intervene in or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and significantly and adversely impact the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

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PRC Approvals, page 6

7.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 4 and page 9 of the Revised F-1. We respectfully advise the Staff that we have also added the risk factors on pages 14-16 of the Revised F-1 under the heading “The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain any pre-approval or fulfill the filing and reporting obligation from or to Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval or fulfill the filing and reporting obligation in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” and “The Chinese government may intervene in or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and significantly and adversely impact the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Recent joint statement by the SEC and PCAOB, page 35

8.	Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. As a related matter, revise the reference in this risk factor about reducing the time period for delisting to two consecutive years, instead of three years to also refer to your securities may be prohibited from trading. Also, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 5 of the Revised F-1. We respectfully advise the Staff that we have also revised the risk factor on pages 38-39 of the Revised F-1 under the heading “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. In September 2021, the PCAOB adopted a new rule to provide a framework for its determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. In addition, in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three. As a result, if the Accelerating Holding Foreign Companies Accountable Act is enacted into law and the PCAOB determined that it is unable to inspect or investigate our auditor because of a position taken by an authority in a foreign jurisdiction for two consecutive years, our securities could be prohibited from trading.”

Related Party Transactions, page 123

9.	We note your response to prior comment 14. Please revise to provide disclosure for the full period required by Item 7.B of Form 20-F. We note the reference to two preceding financial years, not the three required by the form.

Response: In response to the Staff’s comment, it is respectfully submitted that, in providing disclosure for the two preceding years rather than the full period required by Item 7.B of Form 20-F that the Company has relied on the view expressed by the SEC staff in Agenda Topic III.C of the CAQ International Practices Task Force Meeting of May 2014 where it was indicated that the SEC staff will not object to a registrant disclosing related party transactions in satisfaction of Item 7b of Form 20-F for annual periods corresponding to those for which audited financial statements are included in the filing, and any subsequent interim periods required by Item 7b of Form 20-F. Therefore, it is respectfully submitted that, the Company believed the existing disclosure on the related party transactions should be sufficient in this regard.

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Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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